



15005015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/19/14

January 12, 2015

C. Douglas Buford, Jr.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.
dbuford@mwlaw.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-12-15

Re: J.B. Hunt Transport Services, Inc.
Incoming letter dated December 19, 2014

Dear Mr. Buford:

This is in response to your letter dated December 19, 2014 concerning the shareholder proposal submitted to J.B. Hunt by the Calvert Social Index Fund and Calvert VP S&P MidCap 400 Index Portfolio. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Stu Dalheim
Calvert Investment Management, Inc.
stu.dalheim@calvert.com

January 12, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: J.B. Hunt Transport Services, Inc.
Incoming letter dated December 19, 2014

The proposal requests that the company adopt quantitative company-wide goals for reducing GHG emissions from operations and products and report on its plans to achieve these goals.

We are unable to concur in your view that J.B. Hunt may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that J.B. Hunt may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that J.B. Hunt may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on reducing greenhouse gas emissions and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that J.B. Hunt may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MITCHELL | WILLIAMS

425 WEST CAPITOL AVENUE, SUITE 1800
LITTLE ROCK, ARKANSAS 72201-3525
TELEPHONE 501-688-8800
FAX 501-688-8807

WRITER'S DIRECT DIAL
501-688-8866

December 19, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: J.B. Hunt Transport Services, Inc.
Exclusion of Shareholder Proposal of Calvert Investment Management, Inc.
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We are counsel to J.B. Hunt Transport Services, Inc., an Arkansas Corporation (the "Company" or "J.B. Hunt"). The Company has authorized us to submit this letter on its behalf pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal and supporting statement (collectively, the "Proposal") from the proxy materials for the Company's 2015 Annual Meeting of Stockholders (the "Proxy Materials").

The Proposal was submitted by Calvert Investment Management, Inc. on behalf of Calvert Social Index Fund and Calvert VP S&P Mid Cap 400 Index Portfolio (together, the "Proponent" or "Calvert") through a letter dated November 12, 2014, notifying the Company of its intention to include its Proposal in the Company's Proxy Materials for the Company's 2015 Annual Meeting.

The Company requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

In accordance with Section C of the *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), this letter and its attachments are being emailed to the Staff. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being delivered simultaneously to the Proponents and the Proponents' representative, informing them of the Company's intention to omit the Proposal from its Proxy Materials.

The Proposal

Calvert's Proposal states in pertinent part:

> **Resolved**: Shareholders request that J.B. Hunt adopt quantitative company-wide goals for reducing GHG emissions from operations and products and report on its plans to achieve these goals by September 2015.

Moreover, the Proposal recommends that "J.B. Hunt take into consideration the IPCC analysis and identified emission reduction targets as it sets its own scientific-based goal [and] also recommend[s] that [J.B. Hunt] consider renewable energy procurement as a strategy to achieve its emission reduction goals." A copy of the Proponent's original letter and Proposal is attached as Exhibit A.

Analysis

It is our view that the Proposal and supporting statement may be excluded from the Proxy Materials pursuant to both Rule 14a-8(i)(7) and Rule 14a-8(i)(3), as the Proposal deals with matters relating to the conduct of the ordinary business operations of the Company and further seeks to "micro-manage" the daily business operations and decisions of the Company, and because the Proposal contains impermissible misleading and vague language.

A. The Proposal may be excluded from J.B. Hunt's 2015 Proxy Materials because the Proposal deals with matters directly relating to J.B. Hunt's "ordinary business" operations.

Pursuant to Rule 14a-8(i)(7), a company may exclude a shareholder proposal when such proposal deals with matters relating to the "ordinary business" operations of the company. In this instance, the Proposal requests that J.B. Hunt's Board of Directors both "adopt quantitative company-wide goals for reducing GHG emissions" and "report [to the shareholders] on its plans to achieve [such] goals by September 2015." We believe that Calvert's Proposal is excludable pursuant to Rule 14a-8(i)(7) because (a) the underlying subject matter of the Proposal's request relating to the Company's evaluation of risk involves matters of ordinary business, (b) the Proposal seeks to "micro-manage" the ordinary business decisions of the Company, and (c) the social policy issue exemption is not applicable to the Proposal.

1. *The underlying subject matter of the Proposal's request relating to the Company's evaluation of risk involves matters of ordinary business.*

The Staff has conclusively stated that "[in] those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company [as it relates to an evaluation of risk], the proposal generally will be excludable under Rule 14a-8(i)(7). *Staff Legal Bulletin No. 14E* (October 27, 2009).

Here, Calvert's Proposal directs the Company to "adopt quantitative company-wide goals for reducing emissions from operations and products." Such a request should not be misinterpreted as a request to "minimize or eliminate operations that may adversely affect the environment." *Cf. Exxon Mobile Corp.* (Available February 28, 2006). Instead, the very nature of "adopting quantitative" goals is to conduct a risk assessment as to how and to what degree the Company's operations and products can be changed and altered in order to reduce emissions. Thus, the Proponent's Proposal is similar to the request found in *Xcel Energy Inc.* (Available April 1, 2003). While the Proposal itself may not use the words "risk" or "challenges," it is clear that the Proponent's primary focus, when reviewing the Proposal as a whole, relates to the impact to J.B. Hunt of the possible financial and economic risks associated with GHG emissions.

For example, the supporting statement of the Proposal states the following:

> Analyses by McKinsey & Cop., Deloitte Consulting, and Point 380 found that U.S. Companies could reduce emissions 3 percent annual between now and 2020 and *realize savings* up to *$780 billion dollars*.
>
> Further analysis by Calvert, Ceres, WWF, and David Gardiner and Associates demonstrated that 53 Fortune 100 companies in 2012 alone reported that they are *conservatively saving $1.1. billion dollars annually* by decreasing their GHG emission.
>
> In Climate Action and Profitability: CDP S&P 500 Climate Change Report 2014, industry leaders in the S&P 500 that are actively managing and planning for climate change report:
>
> - An about *18 percent higher return-on-equity* than peers and *67 percent higher return-on-equity than companies* who do not disclose on climate change.
> - A *50 percent lower earning volatility* over past decade than low-ranking peers.
> - A *21 percent stronger dividend growth* than low-ranking peers.

(*See* Exhibit A)(emphasis added).

These supporting statements demonstrate that the purpose of the Proposal is to direct management to perform a detailed internal appraisal of the economic benefits and risks to the Company related to reducing GHG emissions from its operations. Similar to *Xcel Energy, Inc.*, the Proponents here suggest that reducing GHG emissions will be economically beneficial to the Company and thus improve its competitiveness and profitability.

The Staff has consistently found that such a Proposal may be excluded pursuant to Rule 14a-8(i)(7) where the subject matter of the risk (e.g., potential improvement in competitiveness and profitability by reducing GHG emissions) involves a matter of ordinary business for the company. J.B. Hunt is a transportation and logistics company. The decisions management makes regarding GHG emissions are invariably ordinary business matters. The types of transportation equipment, cost and analysis of fuel, and system logistics directly impact GHG emissions. It is not possible for the Company to realize a reduction in GHG emissions without making a myriad of changes in the Company's ordinary business. Such decisions necessarily involve day-to-day decisions that are best executed by the Company's management. Thus, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

2. *The Proposal seeks to "micro-manage" the ordinary business decisions of the Company.*

The Staff has stated on numerous occasions that one of the underlying policy considerations of the ordinary business exclusion pursuant to Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *SEC Release No. 34-40018* (May 21, 1998). Accordingly, a shareholder proposal shall be omitted from the proxy materials if the proposal is "so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and/or the proposal seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Proposal's request for the Company's Board of Directors to provide the shareholders with a report "on its plans to [adopt quantitative company-wide goals for reducing GHG emissions from operations and products] by September 2015" seeks to micro-manage the day-to-day operations of the Company by probing too deeply into complex business matters. J.B. Hunt is one of the largest transportation logistics companies in North America. J.B. Hunt's core business is to provide safe and reliable transportation services to a diverse group of customers throughout the continental United States, Canada and Mexico. Effectively and efficiently running a vast and expansive transportation company involves highly complicated and careful cost analysis, especially as it relates to fuel efficiency and carbon emissions. Environmental considerations, such as those identified in the Proposal, are already built into the Company's core modeling as it relates to its mission to provide customized freight movement, revenue equipment, labor and systems services tailored to meet the customer's specific requirements.

Given the degree of complexity of the Company's operations, it is nearly impossible to isolate one environmental concern (e.g., GHG emissions) from the multitude of considerations that management must consider when determining how to most effectively and efficiently operate the Company's business and provide competitive services. The evaluation of its core operations and services requires the Company's management to evaluate a broad spectrum of legal, internal and external business considerations and various other risks, none of which can be isolated from other factors. The impact of an environmental concern, such as GHG emissions, is merely one factor that is considered in evaluating the Company's existing loss exposures and potential opportunities for profit as it relates to its core business model. As a provider of extensive and expansive transportation services, the Company's GHG emissions are directly linked to the fuel efficiency of the Company's transportation equipment. Fuel efficiency is a significant economic factor in the Company's operational decision-making, in terms of fuel costs as well as equipment costs, utilization and replacement. Thus, GHG emissions are inherently taken into account in the ordinary day-to-day operational management of the Company. Moreover, fuel efficiency, and thus GHG emissions, can be significantly impacted by factors beyond management's control, such as harsh weather, regulations, supply-chain disruptions and rapidly fluctuating fuel prices, all of which require continuous monitoring and the ability of management to adjust its operations and business strategies accordingly. The ability to make such decisions requires extensive and nuanced business judgments relating to the Company's operations and services and is fundamental to management's ability to control the day-to-day operations of the Company. It would be impractical for the shareholders to oversee such specific decision-making.

The Staff has long found that Proposals that provide shareholders the opportunity to second-guess management's decisions regarding operations constitute an attempt to interfere with the day-to-day conduct of ordinary business operations. Additionally, the Staff has consistently taken the position that shareholder proposals relating to business decisions affecting a company's operations and products, including the quality and design of operations and products, may be omitted from the issuer's proxy material pursuant to paragraph 14a-8(i)(7).

In *The Chubb Corporation* (Available January 25, 2004), the Staff agreed that a proposal requesting the board of directors to prepare a report providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business was excludable under Rule 14a-8 as it related to ordinary business operations. Additionally, in *Hewlett-Packard Co.*, (Available December 12, 2006), the Staff found a basis to agree with the Hewlett-Packard's view that a proposal that requested its board of directors to report on the development of the company's policy concerning greenhouse gases was excludable under Rule 14a-8 as it related to HP's ordinary business operations.

In summary, the Proposal demonstrates a fundamental lack of understanding of the complexity of both long-term and short-term operational planning, and belies the difficulty of adopting so-called "quantitative company-wide goals for reducing GHG emissions." The subject matter of the proposal clearly relates to matters of ordinary business that are subject to ongoing evaluation by the management of the Company, and impermissibly seeks to "micro-manage" the ordinary business operations of the Company. Therefore, we ask that the Staff concur with the Company's position that the Proposal is excludable pursuant to Rule 14a-8(i)(7).

3. *Social Policy Issue Exception is Not Applicable*

The Staff should not find that the Proposal is not excludable on the basis of the so-called "social policy issue exception." Indeed, it appears that the Proponent's inclusion of references to "GHG emissions" and "emission reduction" is an attempt to disguise a request to influence the ordinary business decisions of the Company as a "sufficiently significant social policy issue." However, when determining whether a proposal focuses on sufficiently significant social policy issues, the Staff must consider *both* the proposal and supporting statements as a whole.

Here, as was the case in *AT&T, Inc.* (Available February 9, 2012) and *ACE Limited* (Available March 19, 2007), Calvert's Proposal does not meet the social policy exception. The Proponent's supporting statement makes it clear that the focus of the Proposal is on the Company's quantitative goals as they directly relate to its operations and the *financial* risks associated with environmental concerns, not social policy. Although the Proposal does touch on environmental policy issues, the main thrust of the Proposal is focused on *business risks* and *reputational damage* arising from not adopting certain environmental goals. For instance, as already stated in this letter, the Proponent's supporting statement focuses primarily on how peer companies have faired better financially and competitively when disclosing or adopting such environmental goals. The Proponents should not be permitted to seek shareholder oversight of such ordinary business matters associated with the Company's business, simply because its Proposal touches on environmental concerns.

Indeed, the Staff has overwhelmingly permitted a company to exclude a shareholder proposal when the main crux of the proposal is to influence and manage the day-to-day business operations, even if such proposal has a flavor of public policy. *See Dean Foods Co.* (Available March 9, 2007); *Coca-Cola Co.* (Available, February 17, 2010); *Best Buy* (Available, March 21, 2008); *The Home Depot* (Available, *March 4, 2009); Wal-Mart Stores, Inc.* (Available, March 11, 2008); *Family Dollar Stores, Inc.* (Available, November 6, 2007); *Chrysler Corp.* (Available February 18, 1998).

Based on the foregoing, we request that Staff concur with our position that the Proposal may be excluded from the Proxy Materials, pursuant to Rule 14a-8(i)(7), as it relates to the ordinary business of the Company.

B. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because the Proposal is vague and misleading.

Rule 14a-8(i)(3) permits exclusion of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In *Staff Legal Bulletin No. 14B* (September 15, 2004), the Staff stated that exclusion of a proposal pursuant to Rule 14a-8(i)(3) may be appropriate where the resolution contains vague or misleading statements.

Calvert's Proposal makes statements, especially related to the Climate Action and Profitability: CDP S&P 500 Climate Change Report 2010 (the "CDP Report") and the Intergovernmental Panel on Climate Change (the "IPCC Report"), that are vague and misleading as they omit certain important facts that provide the shareholders and the Company complete and accurate context for the information cited. Omitting these statements purposely misleads the shareholder's understanding of the nature of such reports and how they relate to the financial risks associated to companies and the ability of such companies to reduce GHG emissions.

For instance, the Proposals cites the IPCC Report for the assertion that human caused environmental change is "unequivocal" and further recommends that J.B. Hunt take the IPCC analysis into consideration when setting its own emission goals. However, the Proposal leaves out the IPCC Report's statements that anthropogenic forces had a *likely* influence on a *multitude* of changes to climate over the last 60 years and that the IPCC Report's findings are not *conclusive* and do not provide any *specific solutions* to curbing such emissions other than general and wide-spread global emission reduction goals.

Moreover, the Proposal fails to provide context for the IPPC Report, specifically that the IPPC Report states that anthropogenic greenhouse gas emissions are not isolated to only certain sectors of the economy, but "are mainly driven by population size, economic activity, lifestyle, energy use, land-use patterns, technology and climate policy." For Calvert's Proposal to "recommend that J.B. Hunt take into consideration the IPCC Report analysis and identified emission reduction targets" is misleading and omits the important distinction that the IPCC Report's analysis does not provide any cognizable solutions for a business such as J.B. Hunt when attempting to curb GHG emissions. Rather the IPCC Report discusses the greater and general impact of humanity's influence on global climate change. As such, it is unclear how J.B. Hunt can realistically take into consideration the IPCC Report's analysis. Further, by omitting this context, it misleads shareholders into the belief that the IPCC Report provides J.B. Hunt with specific guidance to reduce GHG emissions.

Additionally, the Proposal omits an important statement from the CDP Report stating that:

> [its] analysis suggests that climate change leadership is another strong reflection of superior management; thus we observe correlations with these financial measures. However, *we are careful to caveat that correlation does not imply causation.* (emphasis added).

Such language is critical in providing the shareholders a more complete understanding of the relationship, or lack thereof, between reducing of GHG emissions and financial performance. Omitting such language misleads the shareholders into believing that there is a direct causal link between the Proposal and the Company's financial performance.

Similar to the circumstances in *OGE Energy Corp.* (Available, January 9, 2008), Calvert's Proposal is misleading and omits important information to provide greater context to the correlation between the Company's cost savings and economic benefits and the reduction of GHG emissions. By including incomplete and misleading statements in the Proposal, Calvert fails to fully disclose the context and impact of its Proposal in violation of proxy solicitation rules. As such, we request that the Staff concur with our position that the Proposal may be excluded from the Proxy Materials pursuant to 14a-8(i)(3).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff take no action if J.B. Hunt excludes the Proposal from its Proxy Materials.

Your prompt response to this letter is respectfully requested. If the staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please contact me at dbuford@mwlaw.com, or 501-688-8866, if you require additional information or wish to discuss this submission.

Very truly yours,

MITCHELL, WILLIAMS, SELIG,
GATES & WOODYARD, P.L.L.C.



By
C. Douglas Buford, Jr.

cc: Mr. David G. Mee, Chief Financial Officer
J.B. Hunt Transport Services, Inc.

Mr. Lancelot A. King
Calvert Investment Management, Inc.

Attachment

Exhibit A

Shareholder Proposal of Calvert Investment Management, Inc.



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 12, 2014

Corporate Secretary
J.B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745

Attention Corporate Secretary:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 7, 2014, Calvert had over $13.5 billion in assets under management.

The Calvert Social Index Fund and Calvert VP S&P MidCap 400 Index Portfolio ("Funds") are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held the securities continuously for at least one year, and each Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that J.B. Hunt adopt quantitative company-wide goals for reducing GHG emissions from operations and products and report on its plans to achieve these goals by September 2015.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Stu Dalheim, at (301) 961-4762, or contact him via email at stu.dalheim@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,



Lancelot A. King
Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.
Assistant Vice President, Assistant Secretary and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

Resolution text
State Street letter

Resolved: Shareholders request that J.B. Hunt adopt quantitative company-wide goals for reducing GHG emissions from operations and products and report on its plans to achieve these goals by September 2015.

Supporting Statement: In 2014, the Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, released its fifth assessment report concluding that human-caused "warming of the climate system is unequivocal," with many of the impacts of warming already "unprecedented over decades to millennia."

In 2012, the U.S. experienced 11 extreme weather events resulting in an estimated $110 billion dollars in total damages and 377 fatalities. Drought in the U.S. Midwest in 2012 affected 80 percent of agricultural land, particularly corn and soybean production, costing approximately $30 billion dollars.

PWC states that to mitigate climate change, the G20 needs to reduce its carbon intensity 6 percent per year and the global economy needs to decarbonize 6 percent per dollar GDP.

Analysis by McKinsey & Co., Deloitte Consulting, and Point380 found that U.S. companies could reduce emissions 3 percent annually between now and 2020 and realize savings up to $780 billion dollars.

Further analysis by Calvert, Ceres, WWF, and David Gardiner and Associates demonstrated that 53 Fortune 100 companies in 2012 alone reported that they are conservatively saving $1.1 billion dollars annually by decreasing their GHG emissions.

In Climate Action and Profitability: CDP S&P 500 Climate Change Report 2014, industry leaders in the S&P 500 that are actively managing and planning for climate change report:

- An about 18 percent higher return-on-equity than peers and 67 percent higher return-on-equity than companies who do not disclose on climate change.
- A 50 percent lower earnings volatility over past decade than low-ranking peers.
- A 21 percent stronger dividend growth than low-ranking peers.

Over 600 businesses, including General Motors, Microsoft, and Nike, signed the Climate Declaration that states, "Tackling climate change is one of America's greatest economic opportunities of the 21st century."

The economic, business and societal impacts of climate change are of paramount importance to investors. 767 institutional investors with $92 trillion dollars in assets under management have supported CDP's request to over 6,000 companies for disclosure of carbon emissions, reduction goals, and climate change strategies to address these risks.

We recommend J.B. Hunt take into consideration the IPCC analysis and identified emission reduction targets as it sets its own scientific-based goal. We also recommend that the company consider renewable energy procurement as a strategy to achieve its emission reduction goals.